Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
112 Worcester Street
Wellesley Hills, Massachusetts 02481

March 15, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506

Re:	Sun Life Assurance Company of Canada (U.S.) and
Sun Life Insurance and Annuity Company of New York (collectively, “Registrants”)

Amendments to Registration Statements filed on Form S-3 or S-1
(File Nos. 333-160606; 333-160607; 333-155716; 333-155797; 333-160605; 333-156303; 333-156304; 333-155791; 333-155793; 333-156308; 333-155726; 333-155792; 333-62837;  333-01783;  333-169558; 333-169559; 333-169560; 333-169561; 333-169558-01; 333-169559-01; 333-169560-01; and 333-169561-01)

Dear Ms. Marquigny:

This letter is in reference to the amendments to the above-cited registration statements, filed with the Securities and Exchange Commission on February 22, 2012 (the “Amendments”).

On behalf of the Registrants, I certify that, except as herein provided, all of the exhibits incorporated by reference into the Amendments satisfy the requirements for incorporation by reference as stated in §229.10(d) of Regulation S-K under the Securities Act of 1933 (the “1933 Act”), Rule 411(c) under the 1933 Act, and Rule 12b-32 under the Securities Exchange Act of 1934.  Specifically, with the exception of Amendments filed under File Nos. 333-160606 and 333-62837, none of the Amendments incorporates by reference a “document which incorporates another document by reference [in which] the pertinent portion of the document containing the information or financial statements to be incorporated by reference includes an incorporation by reference to another document.”

Sun Life Assurance Company of Canada (U.S.) will filed new amendments to the registration statements filed under File Nos. 333-160606 and 333-62837 to correct the inappropriate use of the incorporation by reference provisions.  Specifically, a new document will be filed as exhibit no. 1 to File No. 333-62837; and a new document will be filed as exhibit 4(a) under File No. 333-160606.

Please direct any comments or questions to the undersigned at 781-263-6402 or to Elizabeth Love of this office at 781-263-6302.

Respectfully yours, /s/ Sandra M. DaDalt Sandra M. DaDalt Assistant Vice President & Senior Counsel

cc:    Elizabeth B. Love Esquire

enclosures

APPENDIX A - File No. 333-160606

As filed with the Securities and Exchange Commission on March 15, 2012

REGISTRATION NO. 333-160606

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

AMENDMENT NO. 3
TO
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
______________________

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(EXACT NAME OF  REGISTRANT AS SPECIFIED IN ITS CHARTER)
_______________________

Delaware	04-2461439
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481  (781) 237-6030
(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
_______________________

Sandra M. DaDalt, Esq.
Assistant Vice President and Senior Counsel
Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park, SC 1335
Wellesley Hills, Massachusetts 02481
(800) 786-5433
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
_______________________

Copies of Communications to:
Stephen E. Roth, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, D.C. 20004-2415
(202) 383-0158
______________________

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	□	Accelerated filer	□

Non-accelerated filer	☑	Smaller reporting company	□

REMOVAL OF SECURITIES FROM REGISTRATION STATEMENT

This Amendment No. 3 to Form S-3 Registration Statement (File No. 333-160606) (the “Registration Statement”) is being filed pursuant to Item 512(a)(3) of Regulation S-K under the Securities Act of 1933, as amended, to remove from registration those securities of the Registrant that were previously registered by the Registration Statement and that were not sold in the offering.

The Registrant is issuing an endorsement (the “Endorsement”) to the Contract, effective March 19, 2012 (the “Effective Date”), that will eliminate any downward market value adjustment (“MVA”) that might be applied after the Effective Date to withdrawals or transfers out of Guarantee Periods (i.e., the fixed account investment options under the Contract). This ensures that, regardless of any changes in interest rates, if money is transferred or withdrawn from a Guarantee Period before it expires, the Registrant will not impose any MVA that would reduce the amount allocated to that Guarantee Period (“Guarantee Amount”). Consequently, a Contract Owner who withdraws or transfers money from a Guarantee Period before the end of its term will not receive less than the Guarantee Amount before the deduction of any applicable Contract charges. The Registrant will continue to apply any positive MVA that would increase the Contract’s Guarantee Amount.

Upon the issuance of the Endorsement, the Registrant considers the market value adjusted interests in Guarantee Periods under the Contract to no longer be securities and therefore will no longer file any amendments to the Registration Statement.

The Registrant does not intend to use the Registration Statement to sell any other securities. Therefore, the offering is being terminated as of the close of business on March 19, 2012 and the Registrant hereby removes from registration any securities that remain unsold under the Registration Statement as of that time and date, or such time and date as this Registration Statement becomes effective.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS.

ITEM 16. EXHIBITS

Exhibit No.	Description

(1)	Underwriting Agreement (Incorporated by reference from Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-37907, filed on January 16, 1998)

(4)(a)	Flexible Payment Deferred Combination Variable and Fixed Group Annuity Contract*

(4)(b)	Market Value Adjustment Endorsement *

(5)	Opinion regarding Legality. (Incorporated herein by reference to the Registration Statement on Form S-3, File No. 333-160606, filed on July 16, 2009)

(24)	Powers of Attorney*

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Sun Life Assurance Company of Canada (U.S.), certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Wellesley Hills, Commonwealth of Massachusetts, on the 13th day of March, 2012.

Sun Life Assurance Company of Canada (U.S.)
(Registrant)

By: /s/ Westley V. Thompson
Westley V. Thompson
President, SLF U.S.

Attest:	/s/ Sandra M. DaDalt
Sandra M. DaDalt
Assistant Vice President and Senior Counsel

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Westley V. Thompson	President, SLF U.S. and Director	March 13, 2012
Westley V. Thompson	(Principal Executive Officer)

/s/ Larry R. Madge	Senior Vice President and Chief Financial Officer and	March 13, 2012
Larry R. Madge	Treasurer and Director
(Principal Financial Officer)

/s/ Michael K. Moran	Vice President and Controller	March 13, 2012
Michael K. Moran	(Principal Accounting Officer)

*By: /s/ Sandra M. DaDalt	Attorney-in-Fact for:	March 13, 2012
Sandra M. DaDalt	Thomas A. Bogart, Director
Scott M. Davis, Director
Colm J. Freyne, Director

*  Sandra M. DaDalt  has signed this document on the indicated date on behalf of the Directors of the Registrant pursuant to powers of attorney duly executed by such persons and included herein as Exhibit 24.

EXHIBIT INDEX

Number	Description

(4)(a)	Flexible Payment Deferred Combination Variable and Fixed Group Annuity Contract

4(b)	Market Value Adjustment Endorsement

24	Powers of Attorney

APPENDIX B - File No. 333-62837

As filed with the Securities and Exchange Commission on March 15, 2012
Registration No. 333-62837

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

AMENDMENT NO. 6
TO
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
______________________

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(EXACT NAME OF  REGISTRANT AS SPECIFIED IN ITS CHARTER)
_______________________

Delaware	04-2461439
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481  (781) 237-6030
(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
_______________________

Sandra M. DaDalt, Esq.
Assistant Vice President and Senior Counsel
Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park, SC 1335
Wellesley Hills, Massachusetts 02481
(800) 786-5433
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
_______________________

Copies of Communications to:
Stephen E. Roth, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, D.C. 20004-2415
(202) 383-0158
______________________

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	□	Accelerated filer	□

Non-accelerated filer	☑	Smaller reporting company	□

REMOVAL OF SECURITIES FROM REGISTRATION STATEMENT

This Amendment No. 6 to Form S-3 Registration Statement (File No. 333-62837) (the “Registration Statement”) is being filed pursuant to Item 512(a)(3) of Regulation S-K under the Securities Act of 1933, as amended, to remove from registration those securities of the Registrant that were previously registered by the Registration Statement and that were not sold in the offering.

The Registrant is issuing an endorsement (the “Endorsement”) to the Contract, effective March 19, 2012 (the “Effective Date”), that will eliminate any downward market value adjustment (“MVA”) that might be applied after the Effective Date to withdrawals or transfers out of Guarantee Periods (i.e., the fixed account investment options under the Contract). This ensures that, regardless of any changes in interest rates, if money is transferred or withdrawn from a Guarantee Period before it expires, the Registrant will not impose any MVA that would reduce the amount allocated to that Guarantee Period (“Guarantee Amount”). Consequently, a Contract Owner who withdraws or transfers money from a Guarantee Period before the end of its term will not receive less than the Guarantee Amount before the deduction of any applicable Contract charges. The Registrant will continue to apply any positive MVA that would increase the Contract’s Guarantee Amount.

Upon the issuance of the Endorsement, the Registrant considers the market value adjusted interests in Guarantee Periods under the Contract to no longer be securities and therefore will no longer file any amendments to the Registration Statement.

The Registrant does not intend to use the Registration Statement to sell any other securities. Therefore, the offering is being terminated as of the close of business on March 19, 2012 and the Registrant hereby removes from registration any securities that remain unsold under the Registration Statement as of that time and date, or such time and date as this Registration Statement becomes effective.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. EXHIBITS

(1)	Underwriting Agreement*

(4)(a)	Single Payment Deferred Fixed Individual Annuity Contract (Incorporated herein by reference from Registration Statement on Form S-2, File No. 333-62837)

(4)(b)	Single Payment Deferred Fixed Group Annuity Contract (Incorporated herein by reference from Registration Statement on Form S-2, File No. 333-62837)

(4)(c)	Certificate to be used in connection with Contract filed as Exhibit 4(b) (Incorporated herein by reference from Registration Statement on Form S-2, File No. 333-62837)

(4)(d)	Market Value Adjustment Endorsement*

(5)	Opinion re Legality (Incorporated herein by reference from Post-Effective Amendment No. 1 to the Registration Statement on Form S-2, File No. 333-62837, filed on November 25, 1998)

(24)	Powers of Attorney*

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Sun Life Assurance Company of Canada (U.S.), certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to its Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Wellesley Hills, Commonwealth of Massachusetts, on the 13th day of March, 2012.

Sun Life Assurance Company of Canada (U.S.)
(Registrant)

By: /s/ Westley V. Thompson
Westley V. Thompson
President, SLF, U.S.

Attest:	/s/ Sandra M. DaDalt
Sandra M. DaDalt
Assistant Vice President and Senior Counsel

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Westley V. Thompson	President, SLF U.S. and Director	March 13, 2012
Westley V. Thompson	(Principal Executive Officer)

/s/ Larry R. Madge	Senior Vice President and Chief Financial Officer and	March 13, 2012
Larry R. Madge	Treasurer and Director
(Principal Financial Officer)

/s/ Michael K. Moran	Vice President and Controller	March 13, 2012
Michael K. Moran	(Principal Accounting Officer)

*By: /s/ Sandra M. DaDalt	Attorney-in-Fact for:	March 13, 2012
Sandra M. DaDalt	Thomas A. Bogart, Director
Scott M. Davis, Director
Colm J. Freyne, Director

*  Sandra M. DaDalt  has signed this document on the indicated date on behalf of the Directors of the Registrant pursuant to powers of attorney duly executed by such persons and included herein as Exhibit 24.

EXHIBIT INDEX

Number	Description

(1)	Underwriting Agreement

4(f)	Market Value Adjustment Endorsement

24	Powers of Attorney